Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Award of Share Options and Restricted Stock Units

Oxford, UK, and Cambridge, MA, US, 23 April 2018 - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), announces that the following options over new ordinary shares of one penny nominal value (‘Ordinary Shares’) were granted on 20 April 2018 to the Chief Executive Officer, PDMRs and employees in line with the Company’s Long Term Incentive Plan. The Company has also made a grant of restricted stock units (‘RSUs’) to the Non-Executive Directors under the Company’s 2017 Remuneration Policy. Details of both grants are summarised below.

Grant of Share Options

Director/PDMR	Position	Type	Options Awarded	All Options Capable of Vesting
Glyn Edwards	Chief Executive Officer	Annual	458,978
		Retention	900,000	3,465,955
Erik Ostrowski	Chief Financial Officer	Annual	160,000
		Retention	800,000	1,376,557
David Roblin	Chief Operating Officer, President of R&D	Annual	160,000	791,208

The option awards to Glyn Edwards and Erik Ostrowski comprise two parts: the annual option award, and a second award of retention share options. All options awarded to Glyn Edwards, Erik Ostrowski and David Roblin have an exercise price of 205 pence per share and will vest in full on 20 April 2021 subject to achievement of performance conditions pertaining to corporate and programme development milestones.

Options over 982,450 Ordinary Shares were granted to other employees of the Company. These options have an exercise price of 205 pence per share. They will vest in nine equal tranches on a quarterly basis from 20 April 2019 and will vest in full on 20 April 2021. The exercise price was the mid-market closing price of the ordinary shares on 20 April 2018.

The total number of share options that are capable of vesting is 10,026,784.

Award of Restricted Stock Units

Director	Position	RSU’s Awarded	Total RSUs Held
Frank Armstrong	Non-Executive Chairman	36,585	119,347
Barry Price	Non-Executive Director	17,073	55,696
Stephen Davies	Non-Executive Director	17,073	55,696
Leopoldo Zambeletti	Non-Executive Director	17,073	55,696
Valerie Andrews	Non-Executive Director	17,073	55,696
Dave Wurzer	Non-Executive Director	17,073	55,696

Each RSU entitles the holder to subscribe for an Ordinary Share at a subscription price of one penny per Ordinary Share. The RSUs have a vesting period of one year and no performance conditions. The RSUs granted will vest on 20 April 2019.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease, Duchenne muscular dystrophy, and the infectious disease, Clostridium difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner / Lindsey Neville

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Glyn Edwards

2	Reason for the notification

a)	Position / status	Chief Executive Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		205 pence per share (exercise price)	1,358,978

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Erik Ostrowski

2	Reason for the notification

a)	Position / status	Chief Financial Officer

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		205 pence per share (exercise price)	960,000

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr David Roblin

2	Reason for the notification

a)	Position / status	Chief Operations Officer, President of Research and Development

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of share options

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		205 pence per share (exercise price)	160,000

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Frank Armstrong

2	Reason for the notification

a)	Position / status	Non-Executive Chairman

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	36,585

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Barry Price

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	17,073

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Professor Stephen Davies

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	17,073

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Leopoldo Zambeletti

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	17,073

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ms Valerie Andrews

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	17,073

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Dave Wurzer

2	Reason for the notification

a)	Position / status	Non-Executive Director

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 penny each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Grant of restricted stock units

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1 penny per share (subscription price)	17,073

d)	Aggregated information
	- Aggregated volume	N/A
- Price

e)	Date of the transaction	20 April 2018

f)	Place of the transaction	Outside a trading venue

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